Resin Systems to Hold First Quarter Results Teleconference and Webcast

Calgary, Alberta, May 8, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite products for infrastructure markets, will hold its first quarter results teleconference and webcast on May 15, 2008 at 11 a.m. (EDT) / 9 a.m. (MDT).

RS will discuss:

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RS’s first quarter 2008 financial results;

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the RStandard™ utility pole product line status; and

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the RStandard™ roller tube product line status.

The call will be hosted by Paul Giannelia, president and chief executive officer of RS and Dave Spivak, interim chief financial officer of RS, and will contain a question and answer period.

To participate please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755
(toll-free in North America) or (416) 915-1035 and enter passcode 689660. The replay will be available until May 27, 2008.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and develops its products in-house, while outsourcing its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com